Exhibit 99.1

ASX and Media Release

1 February 2022

Opthea Announces Establishment of At-The-Market Equity Program

Melbourne, Australia; 1 February 2022 – Opthea Limited (ASX:OPT; Nasdaq:OPT) (the “Company” or “Opthea”), today announced the establishment of an “at the market” program (the “ATM Program”) with Jefferies LLC (“Jefferies”). Pursuant to the ATM Program, the Company may offer and sell up to US$75 million of its ordinary shares (its “Ordinary Shares”) in the form of American Depositary Shares (“ADSs”), with each ADS representing eight Ordinary Shares, through Jefferies.

Sales of ADSs under the ATM Program may be made from time to time, with the timing and amount of any sales to be determined by Opthea based on a variety of factors. Opthea may determine to sell some, all or none of the ADSs under the ATM Program and may terminate the ATM Program at its discretion. Opthea, through Jefferies, may sell ADSs by any lawful method deemed to be an “at-the-market offering” defined by Rule 415(a)(4) under the Securities Act of 1933, as amended. Sales made through the ATM Program may be made at market prices prevailing at the time of a sale or at prices related to prevailing market prices. As a result, actual sales prices may vary.

To effectuate the establishment of the ATM Program, the Company has entered into a Sales Agreement with Jefferies, acting as sales agent, forward purchaser and forward seller (the “Sales Agreement”). The Sales Agreement provides that, in addition to the issuance and sale of ADSs through Jefferies as sales agent, Opthea may, from time to time, enter into forward sale agreements (each, a “Forward Sale Agreement”) with Jefferies, in its capacity as forward purchaser. To hedge each such Forward Sale Agreement, Jefferies or its affiliate will, at Opthea’s request, attempt to borrow from third parties and then sell a number of ADSs equal to the number of ADSs underlying each such forward purchase agreement. Opthea will not initially receive any proceeds from any sale of ADSs borrowed by Jefferies, or its affiliate, and sold through Jefferies. Instead, Opthea expects to fully physically settle each Forward Sale Agreement, if any, with Jefferies on one or more dates specified by Opthea on or prior to the maturity date of such Forward Sale Agreement. On physical settlement, Opthea will receive aggregate net cash proceeds equal to the number of ADSs specified in such Forward Sale Agreement multiplied by the relevant forward price per ADS, as adjusted pursuant to the terms of such Forward Sale Agreement. However, subject to certain exceptions, Opthea may also elect to cash settle or net share settle a particular Forward Sale Agreement, in which case Opthea may not receive any proceeds from the issuance of ADSs, and it will instead receive or pay cash (in the case of cash settlement) or receive or deliver ADSs (in the case of net share settlement). As a result, the timing of any issuances of ADSs will depend on a variety of factors, including timing of sales under the ATM Program and the method of settlement of any Forward Sale Agreements.

Opthea intends to use the net proceeds received from the ATM Program, together with existing cash, to continue the regulatory approval process for and fund the commercial launch, if approved, of OPT-302 for the treatment of wet AMD (as defined below) and for working capital and other general corporate purposes.

The Company has filed a shelf registration statement on Form F-3, including a base prospectus relating to Opthea’s securities and a sales agreement prospectus relating to the ATM Program, with the Securities Exchange Commission (the “SEC”), but such shelf registration statement has not yet been declared effective by the SEC. The securities referred to in the shelf registration statement may not be sold, nor may offers to buy them be accepted, prior to the time the registration statement becomes effective by the SEC. Before purchasing ADSs in the offering, prospective investors should read the shelf registration statement, the base prospectus and the accompanying sales agreement prospectus, together with the documents incorporated by reference therein. Prospective investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the base prospectus and the final sales agreement prospectus relating to the ATM Program, when available, may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022; by phone at (877) 821-7388; or by e-mail at Prospectus_Department@Jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities being offered, nor may there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or other jurisdiction.

About Opthea

Opthea is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (“wet AMD”) and diabetic macular edema. Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Opthea’s goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, statements regarding Opthea’s expectations regarding the ATM Program pursuant to the Sales Agreement, including the amount and use of net proceeds, if any, and settlements of forward sales, if any. Such statements are based on Opthea’s current plans, objectives, estimates, expectations, and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Opthea’s Annual Report on Form 20-F filed with the SEC on October 28, 2021, as well as in subsequent filings made by Opthea with the SEC. Opthea undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

ABN 32 006 340 567

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:

U.S.A. & International: Sam Martin Argot Partners Tel: +1 212-600-1902 opthea@argotpartners.com	Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399 F +61 (3) 9824 0083

ABN 32 006 340 567